Exhibit 99.5

Zurich, February 9, 2018

Report of the jointly appointed auditor to the Board of Directors of Auris Medical NewCo Holding AG, Zug and Auris Medical Holding AG, Zug

Auris Medical Holding AG (subsequently referenced as AMHAG) and Auris Medical NewCo Holding AG (subsequently referenced as NewCo) concluded a merger agreement on February 9, 2018 which stipulates the merger of the two companies, whereby NewCo absorbs AMHAG retroactively as of January 29, 2018 by the way of a merger pursuant to Article 3(1)(a) of the Swiss Federal Merger Act (SFMA). The merger is subject to the approval of the general meetings of the two companies, which are scheduled for March 12, 2018, as well as any other conditions stipulated in the merger agreement. The merger becomes legally effective upon entry in the Commercial Register.

In accordance with Article 15(1) SFMA, the Board of Directors of NewCo and AMHAG have jointly appointed us as merger auditor.

Responsibility of the Board of Directors

The Boards of Directors of the companies participating in the merger are responsible for the preparation and content of the merger agreement dated February 9, 2018, the merger report dated February 9, 2018 and the balance sheets on which the merger is based (interim balance sheet of AMHAG as at September 30, 2017, opening balance sheet of NewCo as at January 30, 2018) and their compliance with legal regulations.

Responsibility of the joint auditor

Our responsibility is to express an opinion based on our audit of the valuation-relevant aspects on the merger agreement, the merger report and the balance sheets on which the merger is based on in respect of Article 15(4) SFMA. We conducted our audit in conformity with Swiss Auditing Standard No. 30 Audits in accordance with the Federal Merger Act. Based on this Standard, we must comply with the professional conduct requirements and plan and perform the audit to obtain reasonable assurance as to whether the subjects of the audit are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures of the subjects mentioned above. The procedures selected depend on the auditor's judgment. This includes the assessment of the risks of material misstatement of the subjects, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Audit opinion

With reference to Article 15(4) of the SFMA, we conclude as follows:

-	No capital increase takes place as the shareholders of AMHAG will receive the NewCo shares in exchange for their shares of AMHAG.

-	The specified conversion ratio is justifiable.

-	The Boards of Directors of NewCo and AMHAG have justifiably refrained from valuing the respective shares, as the stockholders of AMHAG receive all NewCo shares in the course of the merger.

-	The valuation of the shares to determine the conversion ratio did not require any special considerations to be considered.

Treureva Ltd.

Michael Boller	Michael Warda
Certified Audit Expert	Certified Auditor

Enclosures (to the original of the report):

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–	Merger agreement of February 9, 2018

–	Merger report of February 9, 2018

–	The balance sheets on which the merger is based (audited interim balance sheet AMHAG as at September 30, 2017, opening balance sheet NewCo as at January 30, 2018)

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